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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                          PANACOS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   69811Q 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)


------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------                                           --------------------
CUSIP No.                                  13G              Page 2 of 11 Pages
-----------------                                           --------------------


    1.      NAMES OF REPORTING PERSONS

            Great Point Partners, LLC

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)     [ ]

            (b)     [ ]

--------------------------------------------------------------------------------
    3.      SEC USE ONLY

--------------------------------------------------------------------------------
    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

                        5.    SOLE VOTING POWER
 NUMBER OF SHARES                                                0

   BENEFICIALLY         6.    SHARED VOTING POWER
                                                                 2,695,048
  OWNED BY EACH
                        7.    SOLE DISPOSITIVE POWER
 REPORTING PERSON                                                0

       WITH             8.    SHARED DISPOSITIVE POWER
                                                                 2,695,048


    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,695,048

    10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]

    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.2%

    12.     TYPE OF REPORTING PERSON (See Instructions)

                     OO

-----------------                                           --------------------
CUSIP No.                                  13G              Page 3 of 11 Pages
-----------------                                           --------------------


    1.      NAMES OF REPORTING PERSONS

            Biomedical Value Fund, L.P.

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)     [ ]

            (b)     [ ]

--------------------------------------------------------------------------------
    3.      SEC USE ONLY

--------------------------------------------------------------------------------
    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

                        5.    SOLE VOTING POWER
 NUMBER OF SHARES                                                0

   BENEFICIALLY         6.    SHARED VOTING POWER
                                                                 1,387,298
  OWNED BY EACH
                        7.    SOLE DISPOSITIVE POWER
 REPORTING PERSON                                                0

       WITH             8.    SHARED DISPOSITIVE POWER
                                                                 1,387,298

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,387,298

    10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]


    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     2.74%

    12.     TYPE OF REPORTING PERSON (See Instructions)

                     PN

-----------------                                           --------------------
CUSIP No.                                  13G              Page 4 of 11 Pages
-----------------                                           --------------------


    1.      NAMES OF REPORTING PERSONS

            Biomedical Offshore Value Fund, Ltd.

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)     [ ]

            (b)     [ ]

--------------------------------------------------------------------------------
    3.      SEC USE ONLY

--------------------------------------------------------------------------------
    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

                        5.    SOLE VOTING POWER
 NUMBER OF SHARES                                                0

   BENEFICIALLY         6.    SHARED VOTING POWER
                                                                 1,307,750
  OWNED BY EACH
                        7.    SOLE DISPOSITIVE POWER
 REPORTING PERSON                                                0

       WITH             8.    SHARED DISPOSITIVE POWER
                                                                 1,307,750

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,307,750

    10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]


    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     2.59%

    12.     TYPE OF REPORTING PERSON (See Instructions)

                     CO

-----------------                                           --------------------
CUSIP No.                                  13G              Page 5 of 11 Pages
-----------------                                           --------------------


    1.      NAMES OF REPORTING PERSONS

            Dr. Jeffrey R. Jay, M.D.

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)     [ ]

            (b)     [ ]

--------------------------------------------------------------------------------
    3.      SEC USE ONLY

--------------------------------------------------------------------------------
    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

                        5.    SOLE VOTING POWER
 NUMBER OF SHARES                                                90,625

   BENEFICIALLY         6.    SHARED VOTING POWER
                                                                 2,695,048
  OWNED BY EACH
                        7.    SOLE DISPOSITIVE POWER
 REPORTING PERSON                                                90,625

       WITH             8.    SHARED DISPOSITIVE POWER
                                                                 2,695,048

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,785,673

    10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]


    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.37%

    12.     TYPE OF REPORTING PERSON (See Instructions)

                     IN

-----------------                                           --------------------
CUSIP No.                                  13G              Page 6 of 11 Pages
-----------------                                           --------------------


     ITEM 1.

                    (a)      Name of Issuer

                             Panacos Pharmaceuticals, Inc.

                    (b)      Address of Issuer's Principal Executive Offices

                             134 Coolidge Avenue
                             Watertown, MA 02472


     ITEM 2.
                    (a)      Name of Person Filing

                             Great Point Partners, LLC
                             Biomedical Value Fund, L.P.
                             Biomedical Offshore Value Fund, Ltd.
                             Dr. Jeffrey R. Jay, M.D.

                    The Reporting Persons have entered into a Joint Filing Statement, dated February 13, 2006, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                    (b) Address of Principal Business Office, or if none, Residence

                             The address of the principal business office of each of the Reporting Persons is

                                      2 Pickwick Plaza
                                      Suite 450
                                      Greenwich, CT 06830

                    (c)      Citizenship

                    Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Biomedical Value Fund, L.P. is a limited partnership organized under the laws of the State of Delaware. Biomedical Offshore Value Fund, Ltd. is an exempted company incorporated under the provisions of the Companies Law of the Cayman Islands. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States.

                    (d)      Title of Class of Securities

                             Common Stock

                    (e)      CUSIP Number

                             69811Q 10 6

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(b) OR 240.13D.2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                             Not Applicable.

                    (a)   [ ]   Broker or dealer registered under Section 15 of
                                the Act (15 U.S.C. 78o)

                    (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act
                                (15 U.S.C. 78c).

-----------------                                           --------------------
CUSIP No.                                  13G              Page 7 of 11 Pages
-----------------                                           --------------------

                    (c)   [ ]   Insurance company as defined in Section 3(a)(19)
                                of the Act (15. U.S.C. 78c).

                    (d)   [ ]   Investment Company registered under Section 8 of
                                the Investment Company Act of 1940
                                (15 U.S.C. 80a-8).

                    (e)   [ ]   An investment adviser in accordance with
                                ss.240.13d-1(b)(1)(ii)(E).

                    (f)   [ ]   An employee benefit plan or endowment fund in
                                accordance with ss.240.13d-1(b)(1)(ii)(F).

                    (g)   [ ]   A parent holding company or control person in
                                accordance with ss.240.13d-1(b)(1)(ii)(G).

                    (h)   [ ]   A savings associations as defined in Section
                                3(b) of the Federal Deposit Insurance Act (12
                                U.S.C. 1813).

                    (i)   [ ]   A church plan that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                    (j)   [ ]   Group, in accordance with
                                ss.240.13d-1(b)(1)(ii)(J).

     ITEM 4.        OWNERSHIP

                    Biomedical Value Fund, L.P. ("BMVF") owns in the aggregate 1,387,298 shares of Common Stock, consisting of warrants to purchase 1,387,298 shares of Common Stock. Such shares, in the aggregate, represent 2.74% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF disclaims beneficial ownership of any securities owned by Biomedical Offshore Value Fund, LTD ("BOVF") or Dr. Jeffrey
                    R. Jay, M.D. ("Dr. Jay").

                    BOVF owns in the aggregate 1,307,750 shares of Common Stock, consisting of 50,000 shares of Common Stock and warrants to purchase 1,257,750 shares of Common Stock. Such shares, in the aggregate, represent 2.59% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF disclaims beneficial ownership of any securities owned by BMVF or Dr. Jay.

                    Great Point Partners, LLC ("Great Point") is the investment manager of BMVF and BOVF, and by virtue of such status has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Great Point may be deemed to be the beneficial owner of 2,695,048 shares of Common Stock, consisting of 50,000 shares of Common Stock and warrants to purchase 2,645,048 shares of Common Stock. Such shares, in the aggregate, represent 5.2% of Common Stock outstanding, computed in accordance with Rule 13d-3. Great Point disclaims beneficial ownership of any securities owned by Dr. Jay.

                    Dr. Jay beneficially owns 90,625 shares of Common Stock, consisting of 62,500 shares of Common Stock and warrants to purchase 28,125 shares of Common Stock. In addition, Dr. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Dr. Jay may be deemed to be the beneficial owner of 2,695,048 shares of Common Stock, consisting of an aggregate amount of 50,000 shares of Common Stock and warrants to purchase 2,645,048 shares of Common Stock. Such shares, in the aggregate, represent 5.37% of Common Stock outstanding, computed in accordance with Rule 13d-3.

                    Notwithstanding the above, Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of their respective pecuniary interest.

-----------------                                           --------------------
CUSIP No.                                  13G              Page 8 of 11 Pages
-----------------                                           --------------------

                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    1.    GREAT POINT PARTNERS, LLC

                    (a)   Amount beneficially owned: 2,695,048

                    (b)   Percent of class: 5.2%.

                    (c)   Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote: - 0 -

                          (ii)   Shared power to vote or to direct the vote:
                                 2,695,048.

                          (iii) Sole power to dispose or to direct the disposition of: - 0 -.

                          (iv) Shared power to dispose or to direct the disposition of: 2,695,048.

                    2.    BIOMEDICAL VALUE FUND, L.P.

                    (a)   Amount beneficially owned: 1,387,298

                    (b)   Percent of class: 2.74%.

                    (c)   Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote:
                                 1,387,298.

                          (ii)   Shared power to vote or to direct the vote: 0.

                          (iii) Sole power to dispose or to direct the disposition of: 1,387,298.

                          (iv) Shared power to dispose or to direct the disposition of: 0.

                    2.    BIOMEDICAL OFFSHORE VALUE FUND, LTD.

                    (a)   Amount beneficially owned: 1,307,750

                    (b)   Percent of class: 2.59%.

                    (c)   Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote:
                                 1,307,750.

                          (ii)   Shared power to vote or to direct the vote: 0.

                          (iii) Sole power to dispose or to direct the disposition of: 1,307,750.

                          (iv) Shared power to dispose or to direct the disposition of: 0.

                    2.    DR. JEFFREY R. JAY, M.D.

                    (a)   Amount beneficially owned: 2,785,673

                    (b)   Percent of class: 5.37%.

                    (c)   Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote:
                                 90,625.

                          (ii)   Shared power to vote or to direct the vote:
                                 2,695,048.

-----------------                                           --------------------
CUSIP No.                                  13G              Page 9 of 11 Pages
-----------------                                           --------------------

                          (iii) Sole power to dispose or to direct the disposition of: 90,625.

                          (iv) Shared power to dispose or to direct the disposition of: 2,695,048.


ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Yes, with respect to Biomedical Value Fund, L.P and Biomedical Offshore Value Fund, Ltd., only.

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON:

                    Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP

                    Not Applicable.

ITEM 10.            CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

-----------------                                           --------------------
CUSIP No.                                  13G              Page 10 of 11 Pages
-----------------                                           --------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2006

                                  GREAT POINT PARTNERS, LLC

                                  By: /s/ Dr. Jeffrey R. Jay, M.D.
                                      ------------------------------------------
                                      Dr. Jeffrey R. Jay, M.D.,
                                       as senior managing member


                                  BIOMEDICAL VALUE FUND, L.P.

                                  By: Great Point GP, LLC,
                                       as general partner

                                  By: /s/ Dr. Jeffrey R. Jay, M.D.
                                      ------------------------------------------
                                      Dr. Jeffrey R. Jay, M.D.,
                                       as senior managing member

                                  BIOMEDICAL OFFSHORE VALUE FUND, LTD.

                                  By: Great Point Partners, LLC,
                                       as investment manager

                                  By: /s/ Dr. Jeffrey R. Jay, M.D.
                                      ------------------------------------------
                                      Dr. Jeffrey R. Jay, M.D.,
                                       as senior managing member



                                  /s/ Dr. Jeffrey R. Jay, M.D.
                                  ----------------------------------------------
                                  DR. JEFFREY R. JAY, M.D.

                                                                       EXHIBIT A


                             JOINT FILING STATEMENT


         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G and any amendments thereto to which this exhibit is attached is filed on behalf of each of them.

Date:  February 13, 2006

                                  GREAT POINT PARTNERS, LLC

                                  By: /s/ Dr. Jeffrey R. Jay, M.D.
                                      ------------------------------------------
                                      Dr. Jeffrey R. Jay, M.D.,
                                       as senior managing member


                                  BIOMEDICAL VALUE FUND, L.P.

                                  By: Great Point GP, LLC,
                                       as general partner

                                  By: /s/ Dr. Jeffrey R. Jay, M.D.
                                      ------------------------------------------
                                      Dr. Jeffrey R. Jay, M.D.,
                                       as senior managing member

                                  BIOMEDICAL OFFSHORE VALUE FUND, LTD.

                                  By: Great Point Partners, LLC,
                                       as investment manager

                                  By: /s/ Dr. Jeffrey R. Jay, M.D.
                                      ------------------------------------------
                                      Dr. Jeffrey R. Jay, M.D.,
                                       as senior managing member



                                  /s/ Dr. Jeffrey R. Jay, M.D.
                                  ----------------------------------------------
                                  DR. JEFFREY R. JAY, M.D.